                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                              ------------------


                                 SCHEDULE 13D

                               (AMENDMENT NO. 1)

                             STARRETT CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  885-677-11
                                (CUSIP Number)

                              JONATHAN I. MAYBLUM
                           STARTT ACQUISITION, INC.
                       C/O LAWRENCE RUBEN COMPANY, INC.
                        600 MADISON AVENUE, 20TH FLOOR
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 980-0910

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                            JOEL I. PAPERNIK, ESQ.
                 SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                               551 FIFTH AVENUE
                           NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500

                               DECEMBER 11, 1997
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.





                             (Page 1 of 21 Pages)

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  2 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Startt Acquisition, Inc.              Employer Tax Id:  13-397-0392
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  3 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Startt Acquisition, LLC               Employer Tax Id:  13-397-0393
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  4 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           LR Startt, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  5 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Richard G. Ruben
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  6 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           AV Startt, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  7 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Andrew Penson
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  8 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           AM Startt, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  9 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Mark Lasry
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 10 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           BA Startt
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 11 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Blackacre Capital Group, LP
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 12 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           BA Startt GP I LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 13 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           BA Startt GP II LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 14 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Blackacre Capital Management Corp.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 15 of 21 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Jeffrey B. Citrin
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     6,103,282 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,103,282 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           97.48%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                           Page 16 of 21 Pages


         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on October 28, 1997 (the "Statement"), with respect to the beneficial ownership of shares of common stock, par value $1.00 (the "Shares") of Starrett Corporation, a New York corporation (the "Company") by Startt Acquisition, LLC, a Delaware limited liability company ("Parent"), Startt Acquisition, Inc., a New York corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and certain principal shareholders (the "Principal Shareholders") of the Company.

         Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 2.  Identity and Background

         Items 2(a)-(c) are hereby amended and supplemented by adding thereto the following:

         Schedule II to the Offer to Purchase is amended to delete
BA Startt, LLC as a member of Parent and inserting as a member of Parent the following:

         BA STARTT, a New York general partnership.

         Controlling Persons: Jeffrey B. Citrin is the sole shareholder of Blackacre Management Corp., which is the general partner of Blackacre Capital Group, L.P., a Delaware limited partnership. Blackacre Capital Group, L.P., is one of three partners of BA Startt. The other two partners, BA Startt GP I LLC and BA Startt GP II LLC, are limited liability companies whose managing member is Blackacre Capital Group, L.P.

         BA Startt, BA Startt GP I LLC and BA Startt II LLC are added to the group of Reporting Persons in the Statement.

         BA Startt is a New York general partnership. To date, BA Startt has not conducted any business other than in connection with the Offer. The principal executive offices of BA Startt are at c/o Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

         BA Startt GP I LLC is a Delaware limited liability company, the principle business of which is acting as one of three general partners of BA Startt. The principal executive offices of BA Startt GP I LLC are at c/o Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

         BA Start GP II LLC is a Delaware limited liability company, the principle business of which is acting as one of three general partners of BA Startt. The principle executive offices of BA Startt GP II LLC are at c/o Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented by adding thereto the following:

                  On December 11, 1997, Purchaser entered into a Loan Agreement (the "Loan Agreement") with Credit Suisse First Boston Mortgage Capital, LLC (the "Lender"), which supersedes the commitment letter dated October 16, 1997 from Lender to Parent.. The following is a summary of the Loan Agreement, a copy of which is attached to this Schedule 14D-1 as Exhibit
(b)(2) and is incorporated by reference herein. All references to and summaries of the Loan Agreement herein are qualified in their entirety by reference to the Loan Agreement.

         The Loan Agreement provides that the Lender will lend $66 million (the "Loan") to Purchaser, of which approximately $64.3 million was advanced upon the date of the Loan Agreement and the balance of which is to be advanced upon the consummation of the Merger. Parent was required to invest $17 million of equity in the Purchaser before the Lender advanced any portion of the Loan.

         The outstanding principal amount of the Loan bears interest at a one month LIBOR rate, plus 350 basis points. Interest is payable monthly in arrears, based on the actual number of days elapsed and a 360 day calendar year. The Loan is prepayable in whole or in part at any time, provided than any partial prepayments shall be in increments of $500,000.

         The Loan Agreement includes covenants and events of default of the type customary for such financings.

         The Loan Agreement terminates upon the earlier of the date of the Merger or January 11, 1998. Upon consummation of the Merger , the Surviving Corporation will enter into an Amended and Restated Loan Agreement (the Amended Loan Agreement") with the Lender, pursuant to which the Surviving Corporation will assume the obligations of Purchaser under the Loan.

         The Amended Loan Agreement and the related documents will provide (i) that the Loan will be guaranteed by Parent and the subsidiaries of the Surviving Corporation, other than those subsidiaries identified to the Lender which for regulatory or other specified reasons cannot guarantee the Loan;
(ii) that the Loan will be secured by a first priority security interest in the shares of the capital stock of, or other equity interests in, the Surviving Corporation and the present and future, direct and indirect subsidiaries, of the Surviving Corporation, other than those subsidiaries identified to the Lender, the stock or other equity interests of which for regulatory or other specified


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                                                           Page 17 of 21 Pages

reasons cannot be pledged in favor of the Lender; and (iii) for certain required mandatory prepayments of the Loan based upon the cash flow of the Surviving Corporation and the proceeds received from certain significant asset or stock sales or similar transactions.

         It is the present intention of Purchaser that the Loan will be repaid using the cash flow of the Surviving Corporation or the proceeds of asset or stock sales involving the Surviving Corporation or its subsidiaries (or similar transactions), although no such transactions have been negotiated.

         In connection with the execution of the Loan Agreement, Purchaser paid the Lender a structuring advisory fee equal to 2.0% of the Loan amount or approximately $1.3 million. In addition, the Loan Agreement provides (and the Amended Loan Agreement will provide) that the Lender will receive an exit fee equal to 1.0% of the amount payable upon any prepayment (voluntary or mandatory) or at maturity.

         In connection with the execution of the Loan Agreement, Lender and Parent entered into an agreement which grants to Lender a participation in an amount equal to 10% (subject to adjustment) of distributions received by the members of Parent. In addition, (i) the Lender has the right to put its participation right to Parent and (ii) Parent has the right to call Lender's participation right, in each case, at a price determined on the basis of an appraisal of the value of the member's interests in Parent multiplied by the percentage then applicable to Lender's participation right.

ITEM 5.  Interest in Securities of the Issuer.

         Items 5(a) and (b) are hereby amended and supplemented by adding thereto the following:

         (a) The Offer expired at 3:00 p.m., New York City time, on Wednesday, December 10, 1997. Pursuant to the Offer, based upon a final report from the depositary, the Purchaser accepted for payment 6,103,282 Shares tendered. As a result of consummation of the Offer, the Reporting Persons may each be deemed to own beneficially 6,103,282 Shares, which represent approximately 97.48% of the Shares of the Company.

         Pursuant to the Agreement and Plan of Merger, dated as of October 16, 1997, by and between Purchaser and Company (the "Merger Agreement"), the Purchaser intends to merge with and into the Company. In connection with the Merger, each issued and outstanding Share (other than Shares owned by the Purchaser, Shares with respect to which dissenters' rights have been demanded and perfected in accordance with applicable New York law and any Shares held in the treasury of the Company) shall be converted into and represent the right to receive $12.25 in cash.

         (b) Each of the Reporting Persons identified in Item 2(a) collectively share voting power and dispositive power of 6,086,313 Shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by adding thereto the following:

         On December 9, 1997, the Principal Shareholders, Purchaser and Parent entered into an amendment (the "Amendment") to the Shareholders Agreement executed by them on October 16, 1997. In the Amendment, the Principal Shareholders agreed, for the purpose of facilitating the consummation of the Offer, the Merger and the financing thereof, to provide to Purchaser certain funds for the consummation of the transactions contemplated by the Merger Agreement. The Amendment provides for such funding to be effected by an offset against the Offer Price the Principal Shareholders would otherwise receive upon consummation of the Offer (except in the case of one of the Principal Shareholders as more fully described below). The aggregate amount of the funds provided to the Purchaser is $2,700,000, or an offset of $0.8127 per Share. The Principal Shareholders, hold, in the aggregate, 3,322,220 Shares.

         Pursuant to an agreement (the "Incentive Agreement") dated November 7, 1996 between Irving R. Fischer, the President and Chief Operating Officer of the Company and a director and Principal Shareholder of the Company, on December 11, 1997 the Company paid to Mr. Fischer a lump sum cash payment of $1,591,446 as payment in full


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                                                           Page 18 of 21 Pages

of its obligations to Mr. Fischer under the Incentive Agreement. Such amount is net of Mr. Fischer's pro rata share, as a Principal Shareholder, of the payment referred to above in this Item 7. The funds for such payment to Mr. Fischer were provided to the Company by the Purchaser.

ITEM 7.  Material to be Filed as Exhibits

         Item 7 is hereby amended and supplemented by adding thereto the following:

         6. Loan Agreement dated as of December 11, 1997, between Startt Acquisition, Inc. and Credit Suisse First Boston Mortgage Capital LLC.

         7. Amendment to Shareholders Agreement dated as of December 9, 1997, among Startt Acquisition LLC, Startt Acquisition, Inc., Paul Milstein, Henry Benach, Oded Aboodi, and certain other persons and entities affiliated with them.

         8. Power of Attorney dated as of October 27, 1997, by Startt Acquisition, Inc., Startt Acquistion, LLC, LR Startt, LLC, Richard G. Ruben, AV Startt, LLC, Andrew Penson, AM Startt, LLC, and Marc Lasry.

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                                                           Page 19 of 21 Pages


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1997
                                            STARTT ACQUISITION, INC.

                                            By : /s/ Jonathan I. Mayblum
                                                -------------------------------
                                                     Name: Jonathan I. Mayblum
                                                     Title: President

                                            STARTT ACQUISITION, LLC

                                            By : /s/ Jonathan I. Mayblum
                                                -------------------------------
                                                     Name:  Jonathan I. Mayblum
                                                     Title:  President

                                            LR STARTT, LLC

                                            By : /s/ Jonathan I. Mayblum
                                                -------------------------------
                                                  Name:  Jonathan I. Mayblum
                                                  Title:  Authorized Signatory

                                            Richard G. Ruben

                                             /s/ Jonathan I. Mayblum
                                            -----------------------------------
                                            By:  Jonathan I. Mayblum,
                                                    as Authorized Signatory

                                            AV STARTT, LLC

                                            By : /s/ Jonathan I. Mayblum
                                                -------------------------------
                                                    Name:   Jonathan I. Mayblum
                                                   Title:  Authorized Signatory

                                            Andrew Penson

                                             /s/ Jonathan I. Mayblum
                                            -----------------------------------
                                            By:  Jonathan I. Mayblum,
                                                    as Authorized Signatory

                                            AM STARTT, LLC

                                            By:  /s/ Jonathan I. Mayblum
                                                -------------------------------
                                                   Name:  Jonathan I. Mayblum
                                                   Title:  Authorized Signatory


                                            Marc Lasry

                                             /s/ Jonathan I. Mayblum
                                            -----------------------------------
                                            By:  Jonathan I. Mayblum,
                                                   as Authorized Signatory


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                                                           Page 20 of 21 Pages


                            BA STARTT

                            By:  Blackacre Capital Group, L.P.,
                                   General Partner

                                       By:  Blackacre Capital Management Corp.,
                                              General Partner

                                          By:   /s/ Jeffrey B. Citrin
                                               --------------------------------
                                                   Name:   Jeffrey B. Citrin
                                                   Title:  President


                            BLACKACRE CAPITAL GROUP, L.P.

                            By:  Blackacre Capital Management Corp.,
                                   General Partner

                                 By:  /s/ Jeffrey B. Citrin
                                     ---------------------------
                                      Name:  Jeffrey B. Citrin
                                      Title:  President


                            BA STARTT GP I LLC

                            By: Blackacre Capital Group, L.P.
                                  Managing Member

                                      By: Blackacre Capital Management Corp.,
                                            General Partner

                                 By:  /s/ Jeffrey B. Citrin
                                     ---------------------------
                                      Name:  Jeffrey B. Citrin
                                      Title:  President


                            BA STARTT GP II LLC

                            By: Blackacre Capital Group, L.P.
                                  Managing Member

                                        By: Blackacre Capital Management Corp.,
                                              General Partner

                                 By:  /s/ Jeffrey B. Citrin
                                     ---------------------------
                                      Name:  Jeffrey B. Citrin
                                      Title:  President


                            BLACKACRE CAPITAL MANAGEMENT CORP.

                            By:  /s/ Jeffrey B. Citrin
                                -------------------------------
                                   Name: Jeffrey B. Citrin
                                   Title: President


                              /s/ Jeffrey B. Citrin
                            -----------------------------------
                                Jeffrey B. Citrin





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                                                           Page 21 of 21 Pages


                                 EXHIBIT INDEX


Exhibit  Description
-------  ----------------------------------------------------------------------
   6.       Loan Agreement dated as of December 11, 1997, between
            Startt Acquisition, Inc. and Credit Suisse First
            Boston Mortgage Capital LLC.

   7. Amendment to Shareholders Agreement dated as of December 9, 1997, among Startt Acquisition LLC, Startt Acquisition, Inc., Paul Milstein, Henry Benach, Oded
            Aboodi, and certain other persons and entities affiliated with them.

   8.       Power of Attorney dated as of October 27, 1997, by
            Startt Acquisition, Inc., Startt Acquistion, LLC, LR
            Startt, LLC, Richard G. Ruben, AV Startt, LLC, Andrew
            Penson, AM Startt, LLC, and Marc Lasry.